 EXHIBIT 99.3

Intellipharmaceutics Announces Fiscal Year 2018 Results

Toronto, Ontario February 22, 2019 – Intellipharmaceutics International Inc. (NASDAQ and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the year ended November 30, 2018. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Fiscal 2018 highlights

“We believe our fiscal 2018 results are a positive reflection of our focus on our Oxycodone ER, Oxycodone IR and other 505(b)(2) development programs, despite financially challenging circumstances” said Dr. Isa Odidi, CEO of Intellipharmaceutics. “We continue to move forward with our existing development programs, manufacturing and commercial efforts while also considering new product candidates and markets.”

Corporate Developments

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On February 21, 2019, the Company and its CEO, Dr. Isa Odidi, received a Statement of Claim concerning an action against them in the Superior Court of Justice of Ontario under the caption Victor Romita, plaintiff, and Intellipharmaceutics International Inc and Isa Odidi, defendants,. The action seeks certification as a class action and alleges that certain public statements made by the Company in the period February 29, 2016 to July 26, 2017 knowingly or negligently contained or omitted material facts concerning the Company’s New Drug Application ("NDA") for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleges that he suffered loss and damages as a result of trading in the Company’s shares on the Toronto Stock Exchange during the above-noted period. The claim seeks, among other remedies, unspecified damages, legal fees and court and other costs as the court may permit. At this time, the action has not been certified as a class action. The Company intends to vigorously defend against the claims asserted in this action.

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In February 2019, we received tentative approval from the United States Food and Drug Administration (“FDA”) for our Abbreviated New Drug Applications (“ANDAs”) for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC.

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In January 2019, we announced that we had received notice from the Nasdaq Hearings Panel (the “Nasdaq Panel”) extending the continued listing of our common shares until March 7, 2019, subject to certain conditions, while we work to regain compliance with Nasdaq’s requirements.

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In January 2019, we announced that we had commenced a research and development program of pharmaceutical cannabidiol (“CBD”) based products. As part of this research and development program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry, and identified a potential supplier of CBD. We hold a Health Canada Drug Establishment License ("DEL") and a dealer's license under the Narcotics Control Regulations ("NCR"). Under the NCR license, we are currently authorized to possess, produce, sell and deliver drug products containing various controlled substances, including CBD, in Canada.

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In November 2018, we announced that we had received final approval from the FDA for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor® XR sold in the U.S. by Wyeth Pharmaceuticals, LLC. We are actively exploring the best approach to maximize our commercial returns from this approval.

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In November 2018, we announced that we had submitted an investigational new drug ("IND") application to the FDA for our oxycodone hydrochloride immediate release ("IPCI006") tablets in the 5, 10, 15, 20 and 30 mg strengths. This novel drug formulation incorporates our Paradoxical OverDose Resistance Activating System ("PODRAS™") delivery technology and our novel Point Of Divergence Drug Delivery System ("nPODDDS™") technology. IPCI006 is designed to prevent, delay or limit the release of oxycodone hydrochloride when more intact tablets than prescribed are ingested, thus delaying or preventing overdose and allowing for sufficient time for a rescue or medical intervention to take place. It is also intended to present a significant barrier to abuse by snorting, "parachuting," injecting or smoking finely crushed oxycodone hydrochloride immediate release tablets.

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In November 2018, we announced that we had entered into an exclusive licensing and distribution agreement for our abuse resistant Oxycodone ER product candidate and four generic drug products with a pharmaceutical distributor in the Philippines. A Philippines-based pharmaceutical distributor was granted the exclusive right, subject to regulatory approval, to import and market our first novel drug formulation, abuse-deterrent Oxycodone ER, in the Philippines. Additionally, this distributor was granted, subject to regulatory approval, the exclusive right to import and market our generic Seroquel XR®, Focalin XR®, Glucophage® XR, and Keppra XR® in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of all products included in the agreement and we will be the exclusive supplier of these products.

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In November 2018, we announced that we had entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Malaysia and Vietnam:

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A Malaysian pharmaceutical distribution company was granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR® (quetiapine fumarate extended-release) in Malaysia. Under the terms of the agreement, four strengths (50, 200, 300 and 400 mg) of generic Seroquel XR® will be manufactured and supplied by us for distribution in Malaysia. We are also in discussions to include other products in the agreement with this distributor, who will be required to purchase a minimum yearly quantity of all products included in the agreement.

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A Vietnamese pharmaceutical distributor was granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR®, Glucophage® XR, and Keppra XR® in Vietnam. Under the terms of the agreement, two strengths (500 and 750mg) of generic Glucophage® XR, three strengths (50, 150 and 200mg) of generic Seroquel XR® and one strength (500 mg) of generic Keppra XR® will be manufactured and supplied by us for distribution in Vietnam. The Vietnamese distributor will be required to purchase a minimum yearly quantity of all products included in the agreement.

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In October 2018, we completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. We concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants”) pursuant to the over-allotment option exercised in part by the underwriter. The price for the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, we issued 16,563,335 pre-funded units (“2018 Pre-Funded Units”), each 2018 Pre-Funded Unit consisting of one pre-funded warrant (“2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. We also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share (the “October 2018 Placement Agent Warrants”), which were exercisable immediately upon issuance. In aggregate, we issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

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In October 2018, we announced that we had completed the clinical portion of our Category 2 and 3 human abuse liability studies for our Oxycodone ER product candidate to support its abuse-deterrent label claims for both the oral and intranasal route of administration. Bioanalytical samples and statistical analysis for such studies are pending. Results from the studies will be included in our response to the FDA Complete Response Letter which is due no later than February 28, 2019.

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In September 2018, we announced a one-for-ten share consolidation (the “reverse split”). The reverse split was implemented in order to qualify for continued listing on Nasdaq, whereby we have to meet certain continued listing criteria, including a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. On September 12, 2018, we filed articles of amendment which implemented the reverse split, and our shares began trading on each of Nasdaq and the TSX on a post-split basis under our existing trade symbol “IPCI” at the market open on September 14, 2018. The reverse split reduced the number of outstanding common shares from approximately 43.5 million to approximately 4.35 million at that time.

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In September 2018, we announced that we issued in a private placement financing (the ''2018 Debenture Financing'') an unsecured convertible debenture in the principal amount of $0.5 million (the ''2018 Debenture''), which will mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at our option, and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. The 2018 Debenture Financing was non-brokered and the net proceeds were used for working capital and general corporate purposes.

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In July 2018, we announced that infringement claims related to one of the six original patents included in the Purdue litigation were dismissed without prejudice. As previously announced in April 2017, we had received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., Rhodes Technologies, and another party had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware in respect of our NDA filing for Oxycodone ER. The parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent (which is one of the six patents included in the original litigation case). On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s anticipated resubmission of the Oxycodone ER NDA to the FDA, which is due no later than February 28, 2019.

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In March 2018, we announced the closing of two registered direct offerings. The first offering consisted of 583,333 common shares at a price of $6.00 per share for gross proceeds of approximately $3.5 million. We also issued to the investors unregistered warrants to purchase an aggregate of 291,666 common shares at an exercise price of $6.00 per share. The warrants became exercisable six months following the closing date and will expire 30 months after the date they became exercisable. After commissions and offering expenses, we received net proceeds of approximately $3.0 million. We also issued to the placement agents warrants to purchase 29,166 common shares at an exercise price of $ 7.50 per share. In the second registered direct offering, we issued 300,000 common shares at a price of $6.00per share for gross proceeds of $1.8 million. We also issued to the investors unregistered warrants to purchase an aggregate of 150,000 common shares at an exercise price of $6.00 per share. The warrants became exercisable six months following the closing date and will expire 30 months after the date they became exercisable. After commissions and offering expenses, we received net proceeds of approximately $1.6 million. We also issued to the placement agents warrants to purchase 15,000 common shares at an exercise price of $7.50 per share.

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In February 2018, we met with the FDA to discuss a previously-announced Complete Response Letter ("CRL") for Oxycodone ER, including issues related to the blue dye in the product candidate. Based on those discussions, the product candidate will no longer include the blue dye. The blue dye was intended to act as an additional deterrent if Oxycodone ER is abused and serve as an early warning mechanism to flag potential misuse or abuse. The FDA confirmed that the removal of the blue dye is unlikely to have any impact on formulation quality and performance. As a result, we will not be required to repeat in vivo bioequivalence studies and pharmacokinetic studies submitted in the Oxycodone ER New Drug Applications (“NDAs”). The FDA also indicated that, from an abuse liability perspective, Category 1 studies will not have to be repeated on Oxycodone ER with the blue dye removed.

Results of Operations

The Company recorded net loss for the year ended November 30, 2018 of $13.8 million or $2.89 per common share, compared with a net loss of $8.9 million or $2.86 per common share for the year ended November 30, 2017. In the year ended November 30, 2018, the higher net loss is attributed to the lower licensing revenues from commercial sales of generic Focalin XR® and lower licensing revenues from Quetiapine ER our generic Seroquel XR® (quetiapine fumarate extended-release) combined with increased third party R&D expenses primarily related to clinical trials for the Company’s Oxycodone ER product, legal and other administrative expenses. In the year ended November 30, 2017, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® and, to a lesser extent, sales of generic Seroquel XR® shipped to Mallinckrodt.

The Company recorded revenues of $1.7 million for the year ended November 30, 2018 versus $5.5 million for the year ended November 30, 2017. Such revenues consisted primarily of licensing revenues from commercial sales of the 15, 25, 30 and 35 mg strengths of our generic Focalin XR® under the Par agreement. The decrease in revenues in the year ended November 30, 2018 compared to year ended November 30, 2017 is primarily due to considerably lower profit share payments from sales of generic Focalin XR® capsules in the U.S. Beginning in early 2018, we began to see significant impact from aggressive pricing by competitors, resulting in a marked increase in gross-to-net deductions such as wholesaler rebates, chargebacks and pricing adjustments. While the gross-to-net deductions fluctuate on a quarter over quarter basis, profit share payments for the last several quarters have shown decline over the same period in the prior year. Revenues from generic Seroquel XR® are still well below levels expected at the launch of the product in 2017, primarily due to the Company’s commercial partner entering the market later than planned. Several initiatives to gain market share have shown some improved returns, however, it is expected to take some time to determine if the product can achieve meaningful market penetration. Management is continuing to evaluate strategic options to improve returns from this product.

Expenditures for R&D for the year ended November 30, 2018 were higher by $1.6 million compared to the year ended November 30, 2017. The increase is primarily due to higher third party consulting fees and higher patent litigation expenses. After adjusting for the stock-based compensation expenses, expenditures for R&D for the year ended November 30, 2018 were higher by $2.3 million compared to the year ended November 30, 2017. The increase was primarily due to an increase in third party R&D expenditures as a result of clinical trials for Oxycodone ER and higher patent litigation expenses.

Selling, general and administrative expenses were $3.5 million for the year ended November 30, 2018 in comparison to $3.3 million for the year ended November 30, 2017, an increase of $0.2. The increase is due to higher expenses related to administrative costs, partially offset by a decrease in wages and marketing cost.

The Company had cash of $6.6 million as at November 30, 2018 compared to $1.9 million as at November 30, 2017. The increase in cash was mainly due to the cash receipts provided from financing activities derived from the Company’s two registered direct offering in March 2018, the 2018 Debenture financing in September 2018 and an underwritten public offering in October 2018, offset by ongoing expenditures in R&D and selling, general and administrative expenses.

As of February 22, 2019, our cash balance was $3.0 million. We currently expect to satisfy our operating cash requirements until May 2019 from cash on hand and quarterly profit share payments from Par and Mallinckrodt. The Company will need to obtain additional funding as we further the development of our product candidates. Potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, equity and/or debt financings and/or new strategic partnership agreements which fund some or all costs of product development. We intend to utilize the equity markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all.

There can be no assurance that our products will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of our requested abuse-deterrence label claims or that the FDA will ultimately approve the NDA for the sale of our Oxycodone ER product candidate in the U.S. market, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or ANDSs with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, that any of our products or product candidates will receive regulatory approval for sale in other jurisdictions (including the Philippines, Malaysia and Vietnam), that our desvenlafaxine extended-release will receive final FDA approval, or that any of our products will ever be successfully commercialized and produce significant revenue for us. Furthermore, there can be no assurances regarding our ability to comply with the Nasdaq continued listing standards acceptable to a Nasdaq Panel, as described below. Moreover, there can be no assurance that any of our provisional patent applications will successfully mature into patents, or that any cannabidiol-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals” ,“set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, our ability to comply with the Nasdaq and TSX continued listing standards and our ability to develop and implement a plan of complience with the Nasdaq continued listing standards acceptable to a Nasdaq Panel, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing or distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules and our generic Seroquel XR® tablets which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recently-enacted changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and F-3 (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references (i) to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries and (ii) in this document to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split which became effective on each of Nasdaq and TSX at the open of market on September 14, 2018.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of our actual operating results.

The audited consolidated financial statements, accompanying notes to the audited consolidated financial statements, and Management Discussion and Analysis for the year ended November 30, 2018 will be accessible on Intellipharmaceutics’ website at www. intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2018 and 2017
(Stated in U.S. dollars)

	2018	2017
	$	$

Assets
Current
Cash	6,641,877	1,897,061
Accounts receivable, net	239,063	689,619
Investment tax credits	998,849	636,489
Prepaid expenses, sundry and other assets	586,794	225,092
Inventory	251,651	115,667
	8,718,234	3,563,928

Deferred offering costs	-	565,302
Property and equipment, net	2,755,993	3,267,551
	11,474,227	7,396,781

Liabilities
Current
Accounts payable	2,643,437	2,060,084
Accrued liabilities	353,147	782,369
Employee costs payable	222,478	214,980
Convertible debentures	1,790,358	1,290,465
Deferred revenue	300,000	300,000
	5,309,420	4,647,898

Deferred revenue	2,062,500	2,362,500
	7,371,920	7,010,398

Shareholders' equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
18,252,243 common shares	44,327,952	35,290,034
(November 30, 2017 - 3,470,451)
Additional paid-in capital	45,110,873	36,685,387
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(85,620,939)	(71,873,459)
	4,102,307	386,383
Contingencies
	11,474,227	7,396,781

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

	2018	2017	2016
	$	$	$
Revenues
Licensing	1,370,607	5,025,350	2,209,502
Up-front fees	342,124	479,102	37,500
	1,712,731	5,504,452	2,247,002

Cost of goods sold	124,870	704,006	-
Gross Margin	1,587,861	4,800,446	2,247,002

Expenses
Research and development	10,827,293	9,271,353	8,166,736
Selling, general and administrative	3,476,450	3,287,914	3,546,132
Depreciation	610,384	506,961	385,210
	14,914,127 -	13,066,228	12,098,078

Loss from operations	(13,326,266)	(8,265,7820)	(9,851,076)

Net foreign exchange (loss) gain	8,592	(80,093)	(22,470)
Interest income	227	15,037	207
Interest expense	(255,231)	(389,239)	(270,238)
Financing cost	(174,802)	(137,363)	-
Net loss and comprehensive loss	(13,747,480)	(8,857,440)	(10,143,577)

Loss per common share, basic and diluted	(2.89)	(2.86)	(3.80)

Weighted average number of common
shares outstanding, basic and diluted	4,762,274	3,101,448	2,669,958

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)
	2018	2017	2016
	$	$	$

Net loss	(13,747,480)	(8,857,440)	(10,143,577)
Items not affecting cash
Depreciation	612,736	520,838	385,210
Stock-based compensation	927,686	1,749,999	2,261,444
Deferred share units	7,565	30,355	31,628
Accreted interest	66,560	219,497	79,245
Financing cost	174,802	137,363	-
Provision for doubtful debts	-	66,849	-
Unrealized foreign exchange loss (gain)	52,613	56,998	22,916

Change in non-cash operating assets & liabilities
Accounts receivable	450,556	(283,994)	6,200
Investment tax credits	(362,3600)	44,647	(223,115)
Prepaid expenses, sundry and other assets	(361,702)	175,550	(171,417)
Inventory	(135,984)	(115,667)	-
Accounts payable, accrued liabilities and employee costs payable	106,048	599,220	(1,466,019)
Deferred revenue	(300,000)	(450,000)	2,962,500
Cash flows used in operating activities	(12,508,960)	(6,105,785)	(6,254,985)

Financing activities
Repayment of 2013 Debenture	-	(150,000)	-
2018 Debenture financing	500,000	-	-
Repayment of capital lease obligations	-	(14,829)	(21,291)
Issuance of shares on exercise of stock options	-	1,742	52,868
Issuance of common shares on at-the-market financing, gross	-	2,541,640	3,469,449
Proceeds from issuance of shares and warrants	19,644,906	4,000,000	5,939,967
Proceeds from issuance of shares on exercise of warrants	111,253	324,258	700,653
Proceeds from shares to be issued from exercise of Pre-Funded Warrants	10,300	-	-
Offering costs	(2,911,505)	(1,020,643)	(982,023)
Cash flows provided from financing activities	17,354,954	5,682,168	9,159,623

Investing activity
Purchase of property and equipment	(101,178)	(1,823,746)	(515,410)
Cash flows used in investing activities	(101,178)	(1,823,746)	(515,410)

Increase (decrease) in cash	4,744,816	(2,247,363)	2,389,228
Cash, beginning of year	1,897,061	4,144,424	1,755,196

Cash, end of year	6,641,877	1,897,061	4,144,424

Supplemental cash flow information
Interest paid	209,675	123,204	165,585
Taxes paid	-	-	-

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Greg Powell
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com